SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number:

Orbital Corporation Limited

(Translation of registrant’s name into English)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au

FOR IMMEDIATE RELEASE	ASX Code: OEC
21 FEBRUARY 2007	OTCBB Code: OBTLY

ORBITAL RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2006

PERTH, AUSTRALIA: Orbital Corporation Limited today reports results for the half year ended 31 December 2006.

In commenting on the results Orbital’s Chief Executive Officer, Dr. Rod Houston said the financial results demonstrated a continuation of the improvements achieved in the 2006 financial year.

Key Features

•	Revenue up 68% to $8.21 million

•	Net loss after tax of $0.43 million compared to a loss of $1.39 million for the same period last year.

•	Underlying profit after tax; excluding one-off legal settlement.

•	Positive operating result in the half year

•	Operating activities cash flow positive.

•	Synerject joint venture revenue up 100% to US$35.7 million

•	Full and final settlement of the R&D syndicate dispute with Coles Myer for $0.5 million.

•	Bajaj enter into a new license for LPG and CNG three wheeler vehicles.

•	Share placement and share purchase plan raises $8.8 million net of costs.

“The 1st half has realised the benefits of operating at near capacity after starting the financial year with a particularly strong order book” said Dr Houston.

“We are pleased to be cash flow positive from operations during the half year and the recent capital raising has put Orbital in a strong position to pursue growth opportunities as they arise.” added Dr Houston.

FINANCIAL SUMMARY

The headline financial results for Orbital for the half year ended 31 December 2006 are as follows:

	Dec 2006 $’m	Dec 2005 $’m
Revenue	8.21	4.88

Synerject profit	0.83	0.80

Results from operations	0.20	(1.21)

Net profit/(loss) after tax	(0.43)	(1.39)

EPS (cents)	(0.10)	(0.34)

Total revenue for the half year ended 31 December 2006 increased by 68% to $8.21 million, due to increased engineering services revenue of $3.61 million (+108%) offset by reductions in royalty and licence income of $0.19 million.

Total expenses increased by $1.95 million (28%) to $8.84 million mainly as a result of the increased personnel, consumables and contractors expenses to support the much higher engineering activity during the half year. The increase also includes legal fees and settlement costs of $0.58 million to resolve the dispute with Coles Myer Limited regarding research & development syndication arrangements. Finance costs include notional interest charges (non cash) of $327k (2005:$311k) and $56k (2005:$nil) on Orbital’s non interest bearing debt and deferred settlement to maintain the investment in Synerject LLC respectively arising from the application of international accounting standards.

Orbital’s share of profits of its joint venture with Siemens, Synerject LLC of $0.83 million were in line with the previous corresponding period. Synerject’s revenue increased by 100% to US$35.7 million mainly as a result of its acquisition of Delavan in March 2006 which accounted for US$15.2 million of the increase. Synerject’s 2006 result includes increased costs associated with the expansion of operations into China. Synerject’s cash at 31 December 2006 was US$5.3 million and net debt was US$2.5 million representing a gearing ratio of 21%.

Orbital’s cash inflow from operating activities was $0.04 million for the half year compared to $2.04 million cash outflow in 2005. This improvement is primarily as a result of the increased engineering services and was achieved despite the payment of $0.58 million costs of settlement of the legal dispute noted above.

In November 2006 Orbital raised $4.0 million through the placement of 26.6 million shares at an issue price of 15 cents. In December 2006 Orbital successfully completed a share purchase plan raising a further $5.2 million. The share purchase plan was oversubscribed however the Directors determined the oversubscriptions would be accepted in full. After transaction costs a total of $8.8 million was raised. At 31 December 2006 Orbital had cash on hand of $12.0 million.

Powertrain Engineering Services

Engineering services revenue increased by 108% to $6.96 million for the half year, with an engineering contribution of over $2.0 million which is up $2.3 million from the corresponding previous half.

The increased engineering income was generated across a range of customers including $2.2 million increase in Orbital DI development programs and $1.4 million increase in other engineering contracts. The continuing significant portion of Orbital DI activity is a reflection of the increased interest in the technology for new applications including the development of spark ignited heavy fuel and gaseous fuel systems and engines.

The engineering services order bank continues at over $6 million. The expansion of Orbital’s engineering services market in the Asia-Pacific region has recently been boosted with the award of a large engineering contract to refine and validate a North American dual fuel Liquid Natural Gas (LNG) and diesel technology to operate in the harsh conditions demanded by Australia’s heavy duty truck fleet. This program was initiated by the Australian Government, LNG provider and industry partners and is an endorsement of the skills and capabilities that Orbital has now developed.

The gaseous fuelled heavy duty truck market in Australia, India and China represents a new market for Orbital services. These engineering opportunities are complementary with our strategic aims to develop our core technology for gaseous applications in the motorcycle and automotive markets.

Royalties and Licences

Licensing and royalties have decreased slightly in comparison to the corresponding period due to the reduced level of license fees and continued softness of the European scooter market due to delays in European emissions legislation.

The royalties from Mercury and Tohatsu remain strong with growth of the overall DI 2-stroke market in the marine sector. In this period Mercury celebrated the 10 year anniversary of the release of OptiMax products which utilise Orbital DI. The comments below by Mercury are encouraging.

“The 10th birthday marks a highpoint for OptiMax,” said Mercury OptiMax platform manager Mark Klossner. “It is as strong as ever and getting stronger. OptiMax is part of our product plan, and our product line-up for many years in the future. As an outboard technology, it is a great choice for customers with outstanding performance, reliability and best-in-class fuel economy.”

Bajaj continue to progress the DI autorickshaw program with the release of pilot production vehicles to select customers as part of the final preparations for production launch this financial year. After recent face to face meetings with Bajaj in India, Orbital continues to be encouraged by the commitment of Bajaj to the DI autorickshaw and the further expansion of our relationship for other products. The expansion of their license agreement to include LPG and CNG applications in September represents further growth opportunities.

Good progress continues with the assessment of Orbital DI 4-stroke technology with a number of manufacturers for future motorcycle and recreational applications. These production feasibility programs cover both gasoline and spark ignited heavy fuel (kerosene and diesel) for a number of OEMs, with the first products targeting release in this calendar year.

Synerject

Synerject has delivered strong growth in revenue in the first half with a 100% increase in revenue to US$35.7 million in comparison to the previous corresponding period. This increase was mainly as a result of its acquisition of Delavan in March 2006 which accounted for US$15.2 million of the increase; however there has also been 15% growth in Synerject’s underlying business.

Orbital’s share of profits from Synerject of $0.83 million were in line with the previous corresponding period. This result has been impacted by the significant level of increased costs associated with the expansion of operations into China. Establishment of the China manufacturing facility in Changchun for the new line of low cost Electronic control units (ECU) has progressed well in the first half as announced by Synerject in November 2006. An extract from the announcement is provided below.

“This initiative complements Synerject’s current manufacturing base for production of engine management modules and components,” said Synerject President and CEO Stephane Tagliante. “It is primarily aimed at supporting Synerject’s growing business commitments in the Chinese market, while securing a high quality manufacturing location from which to supply products to the rest of Synerject’s Asian region.”

The Synerject initiative is comprised of two operational elements: the creation of a Manufacturing Center in Changchun; and, the opening of a sales and application engineering support center in Chongqing.

Synerject generated cash during the half year of US$0.8 million notwithstanding the increased costs and capital investment in China.

Outlook

Orbital is confident that the engineering services sector will continue to deliver strong revenues going into the second half based on the order bank and future pipeline of work. The launch of the DI autorickshaw in India will be a key step for our technology in a new product into a new market with the potential for significant royalty contribution in future years. This program will be a key focus of Orbital resources in the second half as this autorickshaw platform will be a key part of the launch of the gaseous (CNG and LPG) DI technology for the Asian market place.

Synerject’s results in 2007 will show strong revenue growth however the contribution will be impacted by the investment in manufacturing facilities in China. This is an investment opportunity which we expect to have significant long term financial returns and we believe that the short term investment cost will be justified. Synerject’s Delavan acquisition is on track to deliver a significant revenue increase and a positive contribution for the year.

Overall, your Board is confident that the turnaround demonstrated in the 2006 1st half year will continue and Orbital will achieve an improved profit result in the 2007 financial year.

Orbital welcomes the strengthening world-wide commitment towards tougher emissions and greenhouse gas standards and looks forward to continuing customer interest in the environmental benefits of Orbital’s direct injection technology which will generate in excess of 1.39 million tonnes of CO2 savings over the lifetime of current customer products.

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management’s expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

ENDS

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital’s principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

CONTACTS	Australia: Dr Rod Houston Chief Executive Officer Mr. Keith Halliwell Chief Financial Officer Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

Orbital Corporation Limited – Half Year Report

ABN 32 009 344 058

APPENDIX 4D

Half year ended 31 December 2006

Results for announcement to the market

		A $’000%			A $’000
Total revenue	Up	3,329	68%	to	8,209

Net loss for period	Down	965	N/A	to	(429)

Loss attributable to equity holders	Down	965	N/A	to	(429)

There is no proposal to pay dividends for the six months ended 31 December 2006.

ORBITAL CORPORATION LIMITED

ABN 32 009 344 058

AND ITS CONTROLLED ENTITIES

31 DECEMBER 2006

INTERIM FINANCIAL REPORT

ORBITAL CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

The Directors present their report together with the consolidated financial report for the half-year ended 31 December 2006 and the review report thereon.

DIRECTORS

The Directors of the Company during or since the end of the half-year are:

Name	Period of Directorship
Donald Woolgar John Bourke	Non Executive Director and Chairman, appointed 21 August 2003.

Rodney Alexander Houston	Appointed as a Director on 23 August 2005 and appointed Managing Director and Chief Executive Officer 30 September 2005.

John Richard Marshall	Non Executive Director since 1995.

John Grahame Young	Non Executive Director since 1985. Chairman of the Audit Committee.

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the course of the half year were the provision of engineering services and the development of engine and related technologies, providing research, design and development services for the world’s producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks.

There was no significant change in the nature of the activities of the consolidated entity during the year.

REVIEW OF OPERATIONS

Financial Summary

Total revenue for the half year ended 31 December 2006 increased by 68% to $8.21 million, due to increased engineering services revenue of $3.61 million (+108%) offset by reductions in royalty and licence income of $0.19 million.

Total expenses increased by $1.95 million (28%) to $8.84 million mainly as a result of the increased personnel, consumables and contractors expenses to support the much higher engineering activity during the half year. The increase also includes legal fees and settlement costs of more than $0.58 million to resolve the dispute with Coles Myer Limited regarding research & development syndication arrangements. Finance costs include notional interest charges (non cash) of $327k (2005: $311k) and $56k (2005: $nil) on Orbital’s non interest bearing debt and deferred settlement to maintain the investment in Synerject LLC respectively arising from the application of international accounting standards.

Orbital’s share of profits of its joint venture with Siemens, Synerject LLC of $0.83 million were in line with the previous corresponding period. Synerject’s revenue increased by 100% to US$35.7 million mainly as a result of its acquisition of Delavan in March 2006 which accounted for US$15.2 million of the increase. Synerject’s 2006 result includes increased costs associated with the expansion of operations into China. Synerject’s cash at 31 December 2006 was US$5.3 million and net debt was US$2.5 million representing a gearing ratio of 21%.

Orbital’s cash inflow from operating activities was $0.04 million for the half year compared to $2.04 million cash outflow in 2005. This improvement is primarily as a result of the increased engineering services and was achieved despite the payment of $0.58 million costs of settlement of the legal dispute noted above.

In November 2006 Orbital raised $4.0 million through the placement of 26.6 million shares at an issue price of 15 cents. In December 2006 Orbital successfully completed a share purchase plan raising a further $5.2 million. The share purchase plan was oversubscribed however the Directors determined the oversubscriptions would be accepted in full. After transaction costs a total of $8.8 million was raised. At 31 December 2006 Orbital had cash on hand of $12.0 million.

ORBITAL CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

Detailed comments on Orbital’s three revenue streams are as follows:

Powertrain Engineering Services

Engineering services revenue increased by 108% to $6.96 million for the half year, with an engineering contribution of over $2.0 million which is up $2.3 million from the corresponding previous half.

The increased engineering income was generated across a range of customers including $2.2 million increase in Orbital DI development programs and $1.4 million increase in other engineering contracts. The continuing significant portion of Orbital DI activity is a reflection of the increased interest in the technology for new applications including the development of spark ignited heavy fuel and gaseous fuel systems and engines.

The engineering services order bank continues at over $6 million. The expansion of Orbital’s engineering services market in the Asia-Pacific region has recently been boosted with the award of a large engineering contract to refine and validate a North American dual fuel Liquid Natural Gas (LNG) and diesel technology to operate in the harsh conditions demanded by Australia’s heavy duty truck fleet. This program was initiated by the Australian Government, LNG provider and industry partners and is an endorsement of the skills and capabilities that Orbital has now developed.

The gaseous fuelled heavy duty truck market in Australia, India and China represents a new market for Orbital services. These engineering opportunities are complementary with our strategic aims to develop our core technology for gaseous applications in the motorcycle and automotive markets.

Royalties and Licences

Royalties and licence income have decreased slightly in comparison to the corresponding period due to the reduced level of license fees and continued softness of the European scooter market due to delays in European emissions legislation.

The royalties from Mercury and Tohatsu remain strong with growth of the overall DI 2-stroke market in the marine sector. In this period Mercury celebrated the 10 year anniversary of the release of OptiMax products which utilise Orbital DI. The comments below by Mercury are encouraging.

“The 10th birthday marks a highpoint for OptiMax,” said Mercury OptiMax platform manager Mark Klossner. “It is as strong as ever and getting stronger. OptiMax is part of our product plan, and our product line-up for many years in the future. As an outboard technology, it is a great choice for customers with outstanding performance, reliability and best-in-class fuel economy.”

Bajaj continue to progress the DI autorickshaw program with the release of pilot production vehicles to select customers as part of the final preparations for production launch this financial year. After recent face to face meetings with Bajaj in India, Orbital continues to be encouraged by the commitment of Bajaj to the DI autorickshaw and the further expansion of our relationship for other products. The expansion of their license agreement to include LPG and CNG applications in September represents further growth opportunities.

Good progress continues with the assessment of Orbital DI 4-stroke technology with a number of manufacturers for future motorcycle and recreational applications. These production feasibility programs cover both gasoline and spark ignited heavy fuel (kerosene and diesel) for a number of OEMs, with the first products targeting release in this calendar year.

ORBITAL CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

Synerject

Synerject has delivered strong growth in revenue in the first half with a 100% increase in revenue to US$35.7 million in comparison to the previous corresponding period. This increase was mainly as a result of its acquisition of Delavan in March 2006 which accounted for US$15.2 million of the increase; however there has also been 15% growth in Synerject’s underlying business.

Orbital’s share of profits from Synerject of $0.83 million were in line with the previous corresponding period. This result has been impacted by the significant level of increased costs associated with the expansion of operations into China. Establishment of the China manufacturing facility in Changchun for the new line of low cost Electronic control units (ECU) has progressed well in the first half as announced by Synerject in November 2006. An extract from the announcement is provided below.

“This initiative complements Synerject’s current manufacturing base for production of engine management modules and components,” said Synerject President and CEO Stephane Tagliante. “It is primarily aimed at supporting Synerject’s growing business commitments in the Chinese market, while securing a high quality manufacturing location from which to supply products to the rest of Synerject’s Asian region.”

The Synerject initiative is comprised of two operational elements: the creation of a Manufacturing Center in Changchun; and, the opening of a sales and application engineering support center in Chongqing.

Synerject generated cash during the half year of US$0.8 million notwithstanding the increased costs and capital investment in China.

Outlook

Orbital is confident that the engineering services sector will continue to deliver strong revenues going into the second half based on the order bank and future pipeline of work. The launch of the DI autorickshaw in India will be a key step for our technology in a new product into a new market with the potential for significant royalty contribution in future years. This program will be a key focus of Orbital resources in the second half as this autorickshaw platform will be a key part of the launch of the gaseous (CNG and LPG) DI technology for the Asian market place.

Synerject’s results in 2007 will show strong revenue growth however the contribution will be impacted by the investment in manufacturing facilities in China. This is an investment opportunity which we expect to have significant long term financial returns and we believe that the short term investment cost will be justified. Synerject’s Delavan acquisition is on track to deliver a significant revenue increase and a positive contribution for the year.

Overall, your Board is confident that the turnaround demonstrated in the 2006 1st half year will continue and Orbital will achieve an improved profit result in the 2007 financial year.

EVENTS SUBSEQUENT TO BALANCE DATE

There has not arisen in the interval between the end of the period and the date of this report any item, transaction or event of a material and unusual nature that is likely, in the opinion of the Directors of the Company, to significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial years.

LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The lead auditor’s independence declaration is set out on page 5 and forms part of the Directors’ Report for the six months ended 31 December 2006.

ORBITAL CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

ROUNDING

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in the financial report and directors’ report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Dated: 21 February 2007

Signed in accordance with a resolution of the directors

DWJ Bourke
Chairman

Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of Orbital Corporation Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2006 there have been:

(i)	no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii)	no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

B P Steedman

Partner

Perth

21 February 2007

ORBITAL CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

CONSOLIDATED INTERIM INCOME STATEMENT

FOR THE SIX MONTHS ENDED 31 DECEMBER 2006

	NOTE	31 Dec 2006	31 Dec 2005
		$’000	$’000
Engineering services income		6,965	3,355
Royalty and licence income		1,057	1,249
Systems warranty credit		58	108
Other operating income		129	168

Total revenue		8,209	4,880

Personnel expenses		(4,969)	(3,952)
Depreciation and amortisation		(493)	(600)
Engineering consumables and contractors		(922)	(522)
Travel and accommodation		(460)	(431)
Communication and computing		(346)	(307)
Audit, compliance and listing costs		(298)	(281)
Insurance costs		(221)	(230)
Patent costs		(203)	(190)
Settlement of legal dispute	14	(582)	—
Other expenses		(349)	(378)

Total expenses		(8,843)	(6,891)

Share of profit of equity accounted investee	6	833	805

Results from operations		199	(1,206)

Finance income		84	208
Finance expenses	8	(426)	(311)

Net finance costs		(342)	(103)

Loss before income tax		(143)	(1,309)
Income tax expense		(286)	(85)

Loss for the period		(429)	(1,394)

Basic loss per share (in cents)	11	(0.10)	(0.34)

Diluted loss per share (in cents)	11	(0.10)	(0.34)

The income statement is to be read in conjunction with the notes to the interim financial statements.

ORBITAL CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

CONSOLIDATED INTERIM STATEMENT OF RECOGNISED INCOME AND EXPENSE

FOR THE SIX MONTHS ENDED 31 DECEMBER 2006

	31 Dec 2006	31 Dec 2005
	$’000	$’000
Recognised directly in equity

Employee Share Plan	181	171
Foreign exchange translation differences	(770)	188

Net income recognised directly in equity	(589)	359

Net loss for the period	(429)	(1,394)

Total recognised income and expense for the period	(1,018)	(1,035)

The statement of recognised income and expense is to be read in conjunction with the notes to the interim financial statements.

ORBITAL CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

CONSOLIDATED INTERIM BALANCE SHEET

AS AT 31 DECEMBER 2006

	NOTE	31 Dec 2006	30 June 2006
		$’000	$’000
Current assets
Cash and cash equivalents		12,048	3,325
Trade and other receivables		4,184	3,643
Inventories		6	6

Total current assets		16,238	6,974

Non-current assets
Investment accounted for using the equity method	6	11,471	6,321
Property, plant and equipment		6,045	6,432
Deferred taxation asset	7	6,027	6,445

Total non-current assets		23,543	19,198

Total assets		39,781	26,172

Current liabilities
Trade and other payables		3,812	3,268
Employee benefits		1,179	1,046
Provisions		170	106

Total current liabilities		5,161	4,420

Non-current liabilities
Non-Interest bearing liabilities	9	17,847	12,809
Employee benefits		1,256	1,200

Total non-current liabilities		19,103	14,009

Total liabilities		24,264	18,429

Net assets		15,517	7,743

Equity
Issued capital	10	225,560	216,768
Foreign currency translation reserve	10	(732)	38
Accumulated losses	10	(209,311)	(209,063)

Total equity		15,517	7,743

The balance sheet is to be read in conjunction with the notes to the interim financial statements.

ORBITAL CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 31 DECEMBER 2006

	31 Dec 2006	31 Dec 2005
	$’000	$’000
Cash flows provided by/(used in) operating activities
Cash receipts from customers	7,895	4,579
Cash paid to suppliers and employees	(7,854)	(6,765)

Cash provided by/(used in) operations	41	(2,186)
Finance income	84	176
Income tax paid	(86)	(35)

Net cash provided by/(used in) operating activities	39	(2,045)

Cash flows provided by/(used in) investing activities
Proceeds from sale of property, plant and equipment	—	156
Acquisition of property, plant and equipment	(106)	(39)

Net cash provided by/(used in) investing activities	(106)	117

Cash flows provided by financing activities
Proceeds from the issue of share capital	9,204	—
Payment of transaction costs	(412)	—

Net cash from financing activities	8,792	—

Net increase/(decrease) in cash and cash equivalents	8,725	(1,928)

Cash and cash equivalents at 1 July	3,325	7,972
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies	(2)	1

Cash and cash equivalents at 31 December	12,048	6,045

The statement of cash flows is to be read in conjunction with the notes to the interim financial statements.

ORBITAL CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL REPORT

FOR THE SIX MONTHS ENDED 31 DECEMBER 2006

1.	Reporting entity

Orbital Corporation Limited (the “Company”) is a company domiciled in Australia. The consolidated interim financial report of the Company as at and for the six months ended 31 December 2006 comprise the Company and its subsidiaries (together referred to as the “consolidated entity”) and the consolidated entity’s interests in jointly controlled entities.

The consolidated annual financial report of the consolidated entity as at and for the year ended 30 June 2006 is available upon request from the Company’s registered office at 4 Whipple Street, Balcatta, Western Australia 6021 or at the Company’s website www.orbitalcorp.com.au.

2.	Statement of Compliance

The consolidated interim financial report is a general purpose financial report which has been prepared in accordance with AASB 134: Interim Financial Reporting and the Corporations Act 2001.

The consolidated interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the consolidated annual financial report of the consolidated entity as at and for the year ended 30 June 2006.

This consolidated interim financial report was approved by the Board of Directors on 21 February 2007.

The consolidated entity is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

3.	Significant accounting policies

The accounting policies applied by the consolidated entity in this consolidated interim financial report are the same as those applied by the consolidated entity in its consolidated financial report as at and for the year ended 30 June 2006.

In the prior financial year the consolidated entity adopted AASB 132: Financial Instruments: Disclosure and Presentation and AASB 139: Financial Instruments: Recognition and Measurement in accordance with the transition rules of AASB 1. This change has been accounted for by adjusting the opening balance of retained earnings at 1 July 2005.

4.	Estimates

The preparation of the interim financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Except as described below, in preparing this consolidated interim financial report, the significant judgements made by management in applying the consolidated entity’s accounting policies and the key sources of estimation of uncertainty were the same as those that applied to the consolidated financial report as at and for the year ended 30 June 2006.

During the six months ended 31 December 2006 management reassessed its estimates in respect of:

•	The percentage of completion point of projects at which profits on the project are recognised. The percentage of completion point was changed from 60 percent to 40 percent.

•	Ownership interest in the Synerject joint venture as outlined in note 6.

ORBITAL CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL REPORT

FOR THE SIX MONTHS ENDED 31 DECEMBER 2006

5.	SEGMENT REPORTING

Business Segments

	Engineering services		Royalties and licences (i)		Consolidated
	2006 $’000	2005 $’000	2006 $’000	2005 $’000	2006 $’000	2005 $’000
Segment Revenue	6,965	3,355	1,057	1,249	8,022	4,604
Unallocated other income					187	277

Total Revenue					8,209	4,881

Segment Result	2,016	(331)	393	550	2,409	219
Share of profit of equity accounted investee					833	805
Settlement of legal dispute					(582)	—
Unallocated expenses (net) (ii)					(2,461)	(2,230)

Results from operations					199	(1,206)

(i)	Royalty and licence costs include direct patent costs and research and development.
(ii)	Unallocated expenses (net) include sales and marketing, corporate management and finance and administration overhead expenses, net of unallocated other income.

ORBITAL CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL REPORT

FOR THE SIX MONTHS ENDED 31 DECEMBER 2006

6.	INTEREST IN SYNERJECT LLC

As at 31 December 2006, the consolidated entity holds a 50% interest in Synerject LLC, a joint venture entity with Siemens VDO Automotive Corporation (30 June 2006: 50%; 31 December 2005: 50%). The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management of non-automotive systems and components and automotive components related to the Orbital combustion process.

Both Siemens VDO Automotive Corporation and the Company made additional capital contributions in June 2006.

	31 Dec 2006	31 Dec 2005
	$’000	$’000
6.1 Share of net profit of Synerject LLC
Reversal of provision for borrowing of Synerject	—	676
Share of Synerject profits after recommencement of equity accounting	833	129

	833	805

	31 Dec 2006	30 Jun 2006
	$’000	$’000
6.2 Summary financial position of Synerject LLC
The consolidated entity’s share of assets and liabilities of Synerject LLC is as follows:
Current assets	11,436	13,256
Non-current assets	7,500	7,808

Total assets	18,936	21,064

Current liabilities	7,835	8,499
Non-current liabilities	3,740	4,556

Total liabilities	11,575	13,055

Net assets - as reported by Synerject LLC	7,361	8,009

AIFRS / US GAAP reconciling item
Capitalisation of development expenditure	2,433	1,649

Equity Accounting Adjustments
Elimination of intangibles (net of amortisation)	(2,979)	(3,337)
Fair value of additional investment to maintain 50% interest (a)	4,656	—

Net assets - adjusted	11,471	6,321

(a)	The additional investment to maintain a 50% interest in Synerject LLC of US$4 million, deferred from 28 September 2006 to 30 June 2008 was recognised initially at its fair value. (see Note 6.4)

6.3 Reversal of Synerject Provision

Liability at beginning of period	—	654
Reduction of provision during the year	—	(654)

Liability at end of period	—	—

ORBITAL CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL REPORT

FOR THE SIX MONTHS ENDED 31 DECEMBER 2006

6.	INTEREST IN SYNERJECT LLC (continued)

6.4	Potential future changes to percentage shareholding in Synerject LLC

Synerject LLC was restructured and refinanced during fiscal year 2003. In January 2003, new financing arrangements were put in place for Synerject LLC until 30 September 2006. As part of the restructure, in April 2003, Synerject LLC acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Siemens VDO’s non-automotive systems business. The actual performance of each of these contributed businesses in the 3 year period to 30 June 2006, compared to the planned performances, will be reviewed to determine the optional adjustment (if any) to the percentage shareholdings of Orbital and Siemens VDO in Synerject LLC (“the recalculation”). The settlement of the arrangement has been deferred until 30 June 2008.

The maximum change in shareholdings as a result of the above recalculation is 10% i.e. ownership percentages of 40:60.

There is an option for the joint venturer who has the majority shareholding as determined by the recalculation above, to call from the other shareholder (“minority shareholder”) the percentage of shares determined by the recalculation. The minority shareholder may dilute their shareholding or may choose to exercise an option to maintain the 50:50 ownership structure by either paying the other joint venturer US$400,000 for each 1% interest of Synerject LLC or by injecting additional capital into Synerject LLC of US$800,000 for each 1% interest in Synerject LLC. The exercise date of these options was originally 30 June 2006 but has been extended by two years to 30 June 2008.

The assessment of the contributed business performance will not be tabled until 30 June 2008 however the Directors anticipate that due to the stronger performance of the non-automotive systems business contributed by Siemens, that Siemens will become entitled to the full 10% under the recalculation provisions. To maintain Orbital’s 50% interest in Synerject (being the Director’s current intent), a liability representing the present value of US$4 million has been recognised which will become payable on 30 June 2008.

7.	TAXATION

7.1	Income tax (expense)/credit

No income tax is payable by the consolidated entity in Australia due to the existence of substantial losses available to offset future assessable income. Due to losses in the six months to 31 December 2006, none of these losses have been recouped and it is inappropriate to recognise a future income tax benefit for Australian losses until the consolidated entity is confident of earning sufficient future assessable income to enable recoupment.

Certain State and Federal Income Taxes are payable on portions of the profits generated by Synerject LLC from its various operating locations in the United States of America (“USA”). Synerject LLC is a pass-through enterprise for taxations purposes and as such the consolidated entity is assessed for various State income taxes (Michigan and Wisconsin) and Federal Income Taxes (Alternative Minimum Tax). The amount of income tax paid in the USA is reduced through the utilisation of carried forward tax losses at both a State level, (Virginia: Newport News operations), and at the Federal level. A deferred tax asset has been recognised for the probable future benefit arising from the utilisation of these carried forward tax losses.

ORBITAL CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL REPORT

FOR THE SIX MONTHS ENDED 31 DECEMBER 2006

7.	TAXATION (continued)

	31 Dec 2006	30 June 2006
	$’000	$’000
7.2 Deferred tax asset
Total benefits at current income tax rates in the USA from prior losses able to be recouped from future assessible income from Synerject revenues:

Balance at beginning of reporting period	6,445	6,300

Income tax benefit reflecting decrease in available losses during the period	—	(26)

Effect of change in exchange rates on opening balance	(418)	171

Balance at end of reporting period	6,027	6,445

	31 Dec 2006	31 Dec 2005
	$’000	$’000
8. FINANCE COSTS

Non-cash interest expense WA Government Loan (a)	327	311
Non-cash interest expense on deferred settlement pertaining to investment in Synerject LLC (b)	56	—
Net foreign exchange losses	43	—

	426	311

(a)	As at 1 July 2005, the non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective life basis.
(b)	In accordance with note 6.4, the additional consideration payable to Siemens to maintain Orbital’s 50% interest in Synerject LLC of US$4 million, has been deferred from 28 September 2006 to 30 June 2008. The liability which has been recognised at its fair value (28 September 2006: US$3.692 million) and subsequently stated at amortised cost (31 December 2006: US$3.736 million) with any difference between the fair value and the future payment value (31 December 2006: US$0.044 million) being recognised in the income statement over the period of the settlement deferral.

	31 Dec 2006	30 June 2006
	$’000	$’000
9. NON-INTEREST BEARING LIABILITIES

Loans and advances - secured (Note 8(a))	13,136	12,809
Present value of additional investment (Note 8(b))	4,711	—

	17,847	12,809

ORBITAL CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL REPORT

FOR THE SIX MONTHS ENDED 31 DECEMBER 2006

10.	CAPITAL AND RESERVES

10.1	Reconciliations of movements in capital and reserves

	Share Capital	Foreign Currency Translation Reserve	Retained Earnings	Total
	$’000	$’000	$’000	$’000
Balance at 1 July 2005	216,768	(238)	(216,655)	(125)
Change in accounting policy	—	—	6,812	6,812
Equity-settled transactions - employee shares	—	—	171	171
Other recognised income and expense	—	188	(1,394)	(1,206)

Balance at 31 December 2005	216,768	(50)	(211,066)	5,652

Balance at 1 July 2006	216,768	38	(209,063)	7,743
Issue of ordinary shares (net of share issue costs)	8,792	—	—	8,792
Equity-settled transactions - employee shares	—	—	181	181
Other recognised income and expense	—	(770)	(429)	(1,199)

Balance at 31 December 2006	225,560	(732)	(209,311)	15,517

10.2	Issuances of equity securities

During the half year reporting period, Orbital Corporation Limited issued 26,666,667 ordinary shares via a share placement (2005: nil) at an issue price of $0.15 per share, 34,696,191 ordinary shares pursuant to a share purchase plan (2005: nil) at an issue price of $0.15 per share and 471,872 ordinary shares pursuant to employee share plan No.1 (2005: 696,210) for no consideration.

As at 31 December 2006, there are 473,126,818 (30 June 2006: 411,292,088; 31 December 2005: 411,292,088) ordinary shares on issue.

	2006 No.	2005 No.
11. EARNINGS PER SHARE

Weighted average number of ordinary shares used in the calculation of basic earnings per share	420,140,012	410,745,066

Weighted average number of potential ordinary shares used in the calculation of diluted earnings per share	420,140,012	410,745,066

Unvested shares held under Employee Share Plans have not been included in calculating diluted earnings per share as the inclusion has an anti-dilutive effect.

12. NET TANGIBLE ASSETS PER SHARE
	31 Dec 2006	30 Jun 2006
Net tangible assets per share (cents)	3.71	1.88

ORBITAL CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL REPORT

FOR THE SIX MONTHS ENDED 31 DECEMBER 2006

13.	SHARE BASED PAYMENTS

The Company has two employee share plans in which the key management personnel participate.

Employee Share Plan No.1

Key management personnel (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan. Under the Employee Share Plan, offered shares are held in escrow for a period of 3 years or until the date the employee ceases employment with the Company.

The terms and conditions of the grants made during the six months ended 31 December 2006 are as follows:

Grant date:	21 November 2006
Number ordinary shares granted per employee:	6,464
Share price:	15.47 cents
Fair value at grant date:	15.47 cents

Executive Long Term Share Plan

Key management personnel may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons. The performance conditions, which are based on the relative ranking of the Total Shareholder Return (“TSR”) of the Company to a group of selected peers, apply to determine the number of shares (if any) to be granted to the Executives.

The terms and conditions of the offer made during the six months ended 31 December 2006 are as follows:

Offer date:	1 September 2006
Share price:	9.60 cents
Fair value at offer date:	7.10 cents
Vesting conditions:	3 years subject to TSR ranking at or above 50th percentile
Expected volatility (expressed as weighted average volatility used in the modelling under binomial lattice model)	38%
Risk-free interest rate (based on government bonds)	5.79%

The basis of measuring fair value is consistent with that disclosed in the consolidated financial report as at and for the year ended 30 June 2006.

The performance criteria for shares offered in September 2003 with a potential vesting date of 1 September 2006 was not met and therefore no shares were granted in relation to the 2003 offer.

ORBITAL CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL REPORT

FOR THE SIX MONTHS ENDED 31 DECEMBER 2006

14.	SETTLEMENT OF DISPUTE WITH COLES MYER LIMITED

In 1995 and 1996 Orbital entered into joint venture (JV) R & D syndicated arrangements with Coles Myer Ltd and subsidiaries (“CML”) to undertake research and development relating to production of vehicles using Orbital’s technology. The JV arrangements required payment of licence fees for the use of Orbital’s technology by the CML/Orbital JV.

CML advised Orbital that the Australian Taxation Office (ATO) had formed a preliminary opinion that some portion of the licence fees may not be tax deductible and that the ATO may reassess CML. The reduction in tax provided by these licence fees for CML is understood to be approximately $13 million and $8 million respectively in 1995/96 and 1996/97.

CML subsequently identified provisions of the relevant Transaction Documents that it asserted were a warranty by Orbital that CML would be entitled to tax deductions for licence fees paid by CML in the R&D transactions. It further asserted that any reassessment of CML by the ATO would be a breach of that asserted warranty.

On September 15, 2006, Orbital announced that it had settled its dispute with CML concerning the joint venture R & D syndicated arrangements Orbital and CML entered into in 1995 and 1996 and had agreed to pay CML $500,000 in full and final settlement of the Orbital/CML dispute.

15.	SUBSEQUENT EVENTS

There has not arisen in the interval between the balance date and this financial report any item, transaction or event of a material and unusual nature that is likely, in the opinion of the Directors of the Company, to significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial periods.

ORBITAL CORPORATION LIMITED

DIRECTORS’ DECLARATION

In the opinion of the directors of Orbital Corporation Limited (“the Company”):

1.	the financial statements and notes set out on pages 6 to 17, are in accordance with the Corporations Act 2001, including: -

(a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2006 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 “Interim Financial Reporting” and the Corporations Regulations 2001; and

2.	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

DWJ BOURKE
Chairman

Dated: 21 February 2007
Perth, Western Australia

Independent auditor’s review report to the members of Orbital Corporation Limited

Report on the Financial Report

We have reviewed the accompanying half-year financial report of Orbital Corporation Limited, which comprises the consolidated interim balance sheet as at 31 December 2006, income statement, statement of recognised income and expense and cash flow statement for the half-year ended on that date, a description of accounting policies and other explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year’s end or from time to time during the half-year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We have conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As auditor of Orbital Corporation Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Statement of continued independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, provided to the directors of Orbital Corporation Limited on 21 February 2007, would be unchanged if provided to the directors as at the date of this auditor’s review report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Orbital Corporation Limited is not in accordance with the Corporations Act 2001, including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b)	complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

KPMG

B P Steedman

Partner

Perth

21 February 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orbital Corporation Limited

Date: February 23, 2007	By:	/s/ Keith Halliwell
	Name:	Keith Halliwell
	Title:	Company Secretary